Exhibit 12.1

NorthWestern Corporation
Computation of Ratio of Consolidated Earning to Consolidated Fixed Charges

	2017	2016	2015	2014	2013
	(in thousands, except ratios)
Earnings
Income before income taxes	$176,071	$156,525	$181,246	$110,414	$108,284
Add: Fixed changes as below	95,627	98,028	97,806	82,793	74,280
Total	$271,698	$254,553	$279,052	$193,207	$182,564

Fixed Charges:
Interest charges	$92,263	$94,970	$92,153	$77,802	$70,486
Interest on rent expense	543	614	779	731	672
Capitalized interest and allowance for funds used during construction	2,821	2,444	4,874	4,260	3,122
Total	$95,627	$98,028	$97,806	$82,793	$74,280

Ratio of earnings to fixed charges	2.8	2.6	2.9	2.3	2.5